10 June 2010

Company Announcements
ASX Limited
Level 4, 20 Bridge Street
Sydney  NSW  2000

EXTENSION OF CLOSING DATES FOR SHARE PURCHASE PLAN and U.S. OFFERING

The directors of Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advise that the closing date for the current Share Purchase Plan (“SPP”) has been extended to a final closing date of 5pm WST Wednesday 30 June 2010.

In addition, the expiration of the concurrent offering to holders of American Depositary Shares (“ADS”) in the U.S. is also being extended to 5pm EST Wednesday 30 June 2010.  In light of the recent depreciation of the AUD, the directors have also decided to re-price the ADS offering price to align it with the SPP price offered in Australia.  The original USD price was 63.9 cents per ADS, based on an exchange rate of USD 0.925 per AUD, the rate of exchange when the ADS offering was initially priced.  The new USD price will be 57.7 cents per ADS, based on the historical 10 day average exchange rate of USD 83.44 per AUD.

ADS holders will now be able to elect to purchase one of four offers, detailed below:

•	Offer A — US$865.5 for 1,500 ADSs, including the ADS issuance fee (representing 30,000 ordinary shares)

•	Offer B — US$4,327.50 for 7,500 ADSs, including the ADS issuance fee (representing 150,000 ordinary shares)

•	Offer C — US$8,655 for 15,000 ADSs, including the ADS issuance fee (representing 300,000 ordinary shares)

•	Offer D — US$12,727.46 for 22,058 ADSs, including the ADS issuance fee (representing 441,160 ordinary shares)

ADS holders who have previously subscribed at the original price will have their purchases adjusted to reflect the new price and will receive a refund.

The offering price in the SPP for Australian and New Zealand holders of ordinary shares has not been amended and the four levels of participation previously advised remain unchanged.  As at 10 June 2010, acceptances have been received for 20,512,395 ordinary shares under the SPP, representing A$697,422.

If you are an eligible shareholder and have misplaced your Share Purchase Plan application form and wish to have a new SPP form sent to you by post or by email, please contact the Samson Oil & Gas Limited office by phone at:

Perth Australia	+61 8 9220 9830
Denver,U.S.A.	+1 303 524 3360

When announcing the SPP on 3 May 2010, the Company advised that the SPP would be underwritten by Patersons Securities Limited (PSL) to the extent of A$2,000,000.

The Company has been notified by PSL that a termination event under the underwriting agreement has occurred, accordingly PSL has terminated the underwriting agreement.

Yours faithfully
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

Samson Oil & Gas Limited has filed a registration statement, as well as a prospectus supplement and the accompanying prospectus with the U. S. Securities and Exchange Commission for the ADS offering to which this communication relates. Before you invest, you should read the prospectus supplement, the accompanying prospectus, and other documents that Samson has filed with the SEC for more complete information about Samson and the ADS offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov . Alternatively, the Information Agent will arrange to send you the prospectus if you request it by calling toll-free 1-800-777-3674.

Filed pursuant to Rule 433
Registration No. 333-161199